FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 8
to
ANNUAL REPORT

of

QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2006

SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M. Michel Robitaille
 Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz, Jr.	Bernard Turgeon
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2006 (the "Annual Report") as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibit:

(99.10) Monthly Report on Financial Transactions as at September 30, 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 8 to be signed on its behalf by its authorized agent.

QUÉBEC
	By:	/s/ BERNARD TURGEON Name: Bernard Turgeon Title: Associate Deputy Minister
Date: December 1st, 2006

Exhibit (99.10)

        ISSN 1718-8369

Volume 1, number 6	November 23, 2006
AS AT SEPTEMBER 30, 2006

September 2006 highlights

☐
In September 2006, the Québec government's revenue was $489 million greater than its expenditure. For the same period last year, the excess was $307 million.

☐
Budgetary revenue totalled $5.1 billion, an increase of $199 million (4.0%) compared to last year.

☐
Program spending amounted to $4.1 billion, comparable to last year's amount.

—
This figure includes the additional impact on spending arising from the recent decision of the Commission de l'équité salariale concerning the spreading of pay equity adjustments over a number of years. The total impact of this decision for the 2006-2007 fiscal year will be $242 million.

☐
Debt service stands at $520 million, down $50 million compared to September 2005.

SUMMARY OF CONSOLIDATED BUDGETARY TRANSACTIONS

(millions of dollars)	(Unaudited data)

	September		April to September		Update on Québec's Economic and Financial Situation
	2005[1]	2006	2005-2006[1]	2006-2007	2006-2007	Growth[2] %
Budgetary transactions of the Consolidated Revenue Fund
Own-source revenue	4 111	4 195	21 702	23 454	47 450	3.7
Federal transfers	817	932	4 843	5 442	10 913	9.5

Budgetary revenue	4 928	5 127	26 545	28 896	58 363	4.8
Program spending	-4 074	-4 069	-24 954	-26 084	-51 174	3.9
Debt service	-570	-520	-3 371	-3 402	-7 205	4.8

Budgetary expendidure	-4 644	-4 589	-28 325	-29 486	-58 379	4.1
Net results of consolidated organizations	23	-49	276	114	37	—

Consolidated budgetary balance for the purposes of the Balanced Budget Act	307	489	-1 504	-476	21	—
Net results of the Generations Fund[3]	—	—	—	—	579	—

Consolidated budgetary balance	307	489	-1 504	-476	600	—

Monthly allocation of financial transactions based on best available data and estimates.

2
According to the Update on Québec's Economic and Financial Situation tabled on October 24, 2006.

3
The Generations Fund will go into operation on January 1, 2007.

Cumulative results as at September 30, 2006

Budgetary balance

☐
For the first half of the current fiscal year, consistent with the historical trend, revenue is running $476 million behind expenditure.

—
This shortfall will be made up by the end of fiscal year 2006-2007.

☐
Nonetheless, the budgetary balance has improved by $1.0 billion compared to the results for the same period last year. This improvement is attributable chiefly to an exceptional gain in June 2006 from Hydro-Québec's sale of its interest in Transelec Chile.

—
It is important to note that the government announced in the Update on Québec's Economic and Financial Situation that it will deposit $500 million into the Generations Fund from the profits Hydro-Québec earned from the sale of its interest in Transelec Chile.

Budgetary revenue

☐
Since the beginning of the year, budgetary revenue amounts to $28.9 billion, an increase of $2.4 billion (8.9%) compared to last year.

☐
Own-source revenue stands at $23.5 billion, up $1.8 billion (8.1%). Apart from Hydro-Québec's exceptional gain, this improvement results from increased revenue from personal income tax ($916 million) attributable, in particular, to the good performance of the labour market and the introduction of the Child Assistance measure.

☐
Federal transfers amount to $5.4 billion for the first half of the current fiscal year, an increase of 12.4% over the same period in 2005.

Budgetary expenditure

☐
As at September 30, 2006, budgetary expenditure totals $29.5 billion.

☐
Program spending is up by $1.1 billion (4.5%) compared to the same period last year. The most significant changes are in the health and education sectors ($628 million and $295 million respectively). These increases notably reflect the impact of the decision by the Commission de l'équité salariale.

☐
Debt service stands at $3.4 billion, an increase of $31 million compared to last year.

Net financial requirements

☐
Despite the improvement of $1.0 billion in the budgetary balance, net financial requirements are up by $514 million. Besides the fact that the profits distributed as dividends by Hydro-Québec are not paid to the government until the end of the fiscal year, this change is attributable in particular to net inflows of funds relating to the sales tax that are less than last year in view of the fact that in 2006, the last day of September was not a business day.

CONSOLIDATED BUDGETARY AND FINANCIAL TRANSACTIONS

(millions of dollars)	(Unaudited data)

	September			April to September
	2005[1]	2006	Changes	2005-2006[1]	2006-2007	Changes
Budgetary transactions of the Consolidated Revenue Fund
Own-source revenue	4 111	4 195	84	21 702	23 454	1 752
Federal transfers	817	932	115	4 843	5 442	599

Budgetary revenue	4 928	5 127	199	26 545	28 896	2 351
Program spending	-4 074	-4 069	5	-24 954	-26 084	-1 130
Debt service	-570	-520	50	-3 371	-3 402	-31

Budgetary expendidure	-4 644	-4 589	55	-28 325	-29 486	-1 161
Net results of consolidated organizations	23	-49	-72	276	114	-162

Consolidated budgetary balance	307	489	182	-1 504	-476	1 028
Consolidated non-budgetary surplus (requirements)	-662	-862	-200	-1 397	-2 939	-1 542

Consolidated net financial surplus (requirements)	-355	-373	-18	-2 901	-3 415	-514

1
Monthly allocation of financial transactions based on best available data and estimates.

CONSOLIDATED REVENUE FUND REVENUE

(millions of dollars)	(Unaudited data)

	September			April to September
Revenue by source	2005	2006	Changes %	2005-2006	2006-2007	Changes %
Own-source revenue excluding government enterprises
Income and property taxes
Personal income tax	1 824	2 054	12.6	7 681	8 597	11.9
Contributions to Health Services Fund	426	440	3.3	2 533	2 597	2.5
Corporate taxes	371	146	-60.6	2 008	1 848	-8.0
Consumption taxes	1 149	1 104	-3.9	6 403	6 344	-0.9
Other sources	211	206	-2.4	1 190	1 177	-1.1

Total own-source revenue excluding government enterprises	3 981	3 950	-0.8	19 815	20 563	3.8
Revenue from government enterprises	130	245	88.5	1 887	2 891	53.2

Total own-source revenue	4 111	4 195	2.0	21 702	23 454	8.1
Federal transfers
Equalization	400	467	16.8	2 399	2 739	14.2
Health transfers	258	300	16.3	1 548	1 802	16.4
Transfers for post-secondary education and other social programs	82	87	6.1	491	521	6.1
Other programs	77	78	1.3	405	380	-6.2

Total federal transfers	817	932	14.1	4 843	5 442	12.4

Budgetary revenue	4 928	5 127	4.0	26 545	28 896	8.9

CONSOLIDATED REVENUE FUND EXPENDITURE

(millions of dollars)	(Unaudited data)

	September			April to September
Expenditures by mission	2005	2006	Changes %	2005-2006	2006-2007	Changes %
Health and Social Services	1 955	1 923	-1.6	10 537	11 165	6.0
Education and Culture	1 042	1 095	5.1	6 790	7 085	4.3
Economy and Environment	526	511	-2.9	2 974	3 056	2.8
Support for Individuals and Families	412	430	4.4	2 570	2 592	0.9
Administration and Justice[1]	139	110	-20.9	2 083	2 186	4.9

Total program spending	4 074	4 069	-0.1	24 954	26 084	4.5
Debt service	570	520	-8.8	3 371	3 402	0.9

Budgetary expenditure	4 644	4 589	-1.2	28 325	29 486	4.1

1
The amounts set aside for pay equity were reclassified to the respective missions in September 2006.

For technical information concerning this monthly report, please contact Mario Albert at (418) 691-2225.This publication is also available on the web at: www.finances.gouv.qc.ca.